YUP! We pay you to watch on Galxy

You're not just a user, you're our partner.

WE WANT TO PAY YOU.

galxy

PITCH VIDEO   **INVESTOR PANEL**

INVEST IN **INVINCIBLE ENTERTAINMENT CORP.**

The 1st streaming service to pay users to watch TV.



invincibleent.com   Bridgeport, PA   in   f   ⊙   Entertainment   Media

Highlights

1. We're fundraising for Galxy, the first streaming service that pays viewers to watch & promote shows

2. We're taking "Free" to the next level by profit sharing with viewers, giving them cash.

3 We're capturing a slice of the $75B streaming market with a viewer-first, loyalty-driven model.

4 Our approach delivers 12x more activations, reducing ad costs and boosting advertiser returns.

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Featured Investor



Dirk Newsome

Invested $5,000 ⓘ

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"I'm investing in this streaming TV service because I believe in the power of innovative, high-quality content to shape the future of entertainment. With audiences shifting away from traditional cable and demanding more personalized, on-demand experiences, this platform is positioned to meet that demand in a unique way. Beyond just streaming, it's about creating a dynamic, engaging ecosystem that offers fresh, compelling content while also providing strong revenue opportunities. As a lead inve..."

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Our Team



Thomas Ashley Chief Executive Officer

Media and Technology executive and entrepreneur with over 20 years' experience in the motion picture distribution and technology industries. "Invincible is not the things that can't be broken, but the spirit from which we build them."

We predict streaming will be the main method of content consumption in the future. However, business models have not evolved for viewers, requiring payment or time watching ads. Technology has enabled us to create more value. Through our Galxy

watching ads. Technology has enabled us to create more value. Through our Galxy platform, we aim to build an entirely new kind of relationship between our viewers, advertisers and film producers.



Winston Wu Chief Operating Officer

Former Director of M&A and Corporate Finance at UBS Investment Bank. MBA, the Wharton School of Business, University of Pennsylvania (WG'22).



Bob Lowery Board Member/Acquisitions & Originals

20 years' experience in the development of feature film, episodic television, advertising and network promotion sectors. Launched and ran several media companies, including BigSmack TV and Powerhouse FX.

A streaming movie and TV service that pays fans to watch and promote.





Dear Netflix,
We are BIG fans, but streaming is getting expensive. To help our fans during these tough times we would like to help them pay for their subscription.
Love, galxy

The dominant business models in traditional media have gone relatively unchallenged. Fans either have to Subscribe to some kind of service, Rent or Purchase what they want to see or agree to be bombarded with Ads. With all the incredible advancements made in streaming media technology and the promise of AI to know exactly what we want to see next, it seems that that we have been forgetting one of our greatest assets... The power of Fans.

The price is not right Bob.
Half of all viewers are generally unhappy with their streaming services.
• Disruptive Ad experience
• 72% of Fans say subscriptions are too expensive
• Great Indie content is buried



Source: Advanced Television, Forbes and Lending Tree Surveys.

Fans feel disconnected from the service itself. Bouncing between streaming apps is the new "Channel Surfing". Fans just watching the shows that appeal to them and leaving when they are done is a very common behavior. Viewers have very little incentive or reason to stay and explore other programs, feeling burnt out by the endless scroll.

Galxy profit shares with fans.
Galxy pays viewers to watch and engage by promoting movies and shows
Aarry Sain
$ 5,849
$0
Today's Earnings
0 Mins
Today's Streaming
$21873.33
All Time Earnings
Source: Advanced Television, Forbes and Lending Tree Surveys.

Fans feel disconnected from the service itself. Bouncing between streaming apps is the new "Channel Surfing". Fans just watching the shows that appeal to them and leaving when they are done is a very common behavior. Viewers have very little incentive or reason to stay and explore other programs, feeling burnt out by the endless scroll.



Galxy profit shares with fans.
Aarry Sain
$ 5,849


Galxy pays viewers to watch and engage by promoting movies and shows
Discover New Content
Fans Make money
Community

Let's face it - the streaming market is not only saturated, it is dominated by major players. As an independent player looking to break through the clutter, we needed a lot more than just great content. We needed to create an entirely new category of streaming. A new Galxy if you will, where the Fans are the guardians.


How do viewers get paid?

In order to participate in the Profit Share program users just need to register for a free account, subscriptions or any kind of paid transaction is not required.


Real money
in their account
every day
15% of our net revenue[1]
is shared with our users.
Note: 1. After streaming costs
Aarry Sain
$ 5,849

Every 24 hours, we calculate all our revenues from ads, subscriptions and video on demand. We subtract our streaming costs, and share 15% of our net revenues with our viewers based on their share of streaming minutes during that period. The more you watch, the more you earn. The Profit Share is automatically deposited into your PayPal account every month.


A platform built for fans.

Fans are the engine that drives the media economy. Content may be king, but you don't rule much without Fans. Fans Build Franchises, Fans Buy Merch and Fans build brands. Fans, are an untapped resource in streaming and we plan to give each one their own rocket ship to explore Galxy.



Fans drive growth
Fans are paid to watch titles we want to promote
A Rough Draft (2018)
Fantasy / Science Fiction / Action
5.4 / 10
Rate This
RUNNING TIME
116 mins
RELEASE DATE
5/25/2018
Director
Writers
Cast
Plot
Get paid to watch
$5.00
Remaining views
249

Instead of us trying to convince you that our new show is great, our Fans will. Instead of paying Facebook, Instagram, X or SnapChat to promote our content, we are going to pay our Fans to do it for us, on those very platforms.



Fans earn bonus dollars for spreading the love
rice gorton
Yup, you just earned $5.00
Share and earn more...
Share to Facebook
$1.00
Share to Twitter
$.50
Rate and Review
$1.00
Send to a friend
$.50
galxy TV


OF THE UNITED STATES AND OTHER COUNTRIES.
UNAUTHORIZED DUPLICATION, DISTRIBUTION OR

In our pre-market testing, paying Fans to promote our programming on their Social media yielded twelve times the amount of new sign-ups than spending the same amount of money on the social media platform directly.


Next generation Ads
We don't watch like this. Why advertise like this.
BUY NOW!

Our innovation did not stop at our profit sharing programs. We also looked hard at how we could improve both the viewing experience for our audiences and the value proposition for our advertisers.


Ad free sponsored content
A Rough Draft
Premium ad free user experience
Stay tuned after the show to claim your reward!
Watch ad free


and direct brand engagement.
galxy
View restrictions
2,491

One of our solutions is Ad Free sponsored content. Brands have the ability to sponsor a free streaming experience for our Fans and similar to how we pay them to watch and promote a program, reward them after the show.


Immediate activation after show
Direct, measurable results.
rice gorton
You just earned a free cup of coffee at Starbucks!
Scan to redeem offer.
galxy
View restrictions
THIS MOTION PICTURE IS PROTECTED UNDER LAWS OF THE UNITED STATES AND OTHER COUNTRIES. UNAUTHORIZED DUPLICATION, DISTRIBUTION OR

Not only do audiences get a great ad free viewing experience but scanning the QR code creates even more value, with access to great rewards from our Brand Partners. Brands receive direct measurable results on their campaign as well as valuable data on performance and re-targeting opportunities.




Ad innovation
Galxy partnered with gumgum to deliver overlay ads creating an uninterrupted viewing experience and increased impressions.
Ad unit
THE BEST STORIES?
UNTOLD.
THE MINI CLUBMAN UNTOLD EDITION.
galxy
gumgum


A Galxy of Content
Paramount
A VIACOM COMPANY
UNIVERSAL
LIONSGATE
SONY PICTURES
RED CHRISTMAS
AB NEGATIVE
BLOOD ORANGE
THE CORPSE OF ANNA FRITZ
HELL OR HIGH SEAS
THE COSMIC HOAX

No high production costs or license fees.

Galxy has multiple license deals in place giving it access to over 100K titles,



Note: 1. Not all available titles will be published to the platform

Galxy has enough content licensing deal in place to give our Fans access to the all the content they love.



$440M – Sale to Fox in 2020
$340M – Sale to Viacom in 2019
An investment of $1,000 in 2002 is worth over $900,000 today.

Independent streaming start-ups have a history of having some big exits and yes, even Netflix started as an independent streamer. In 2023, Fox received multiple unsolicited offers to buy Tubi for over $2 Billion a company they bought in 2020 for $440 Million. Galxy's future looks bright.



Cutting a slice of the Horror market
Nearly 40% of all streamers are horror fans. With thousands of



horror and thriller titles in our
catalog this very loyal group of
fans will LOVE Galxy.
FANSITES
INFLUENCERS
PODCASTS
HORROR AUDIENCE
69,000,000
24,000,000
1,500,000

Horror fans represent a large part of the Galxy go to market strategy. Between Fansites, Influencers, Horror Cons and Podcasts, we have access to 93 Million loyal horror fans. Galxy has an extensive catalog of horror and thriller titles that fans will love and getting paid to watch their favorite titles will be something they love even more. Capturing just 1% of the market adds nearly 1 Million streaming horror Fans to Galxy.



Going to market with an army of
93 Million Horror Fans
• Horror and thriller fans have higher engagement and retention rates than other genres
• Horror fans are loyal spenders: Repeatedly watch, discuss, and revisit content



As part of Galxy's contract with Vizio to carry our app. 20 million daily active users on Vizio will know we want to pay them to watch TV.




Key Total View Time (TVT) Drivers:
• Monthly Viewers Acquired
• Churn rate
• Daily Platform Usage
872
58
22
378
221
2025E
2026E
2027E
Total View Time (m hrs)
Monthly Active Users ('000)
Source: Invincible forecasts

Future projections are not guaranteed.


$86 Million spent on Watch and Earn equals $1.3B in Paid Media annually.
$86M
X
12
=
$1B
Watch & Earn (W&E)
Increase in new users with W&E over PM
Paid Media (PM) Equivalent
Source: 1. Based on a 1% market share of Subscription and Ad-supported market size (Global Media and Entertainment Outlook 2023-2027, PwC) 2. Based on our own cost and 15% rev share

Future projections are not guaranteed.


We are special and not just because our mom says so...
1
1st to market with a desirable
2
Existing content library and license
3
Lower investment risk with an existing

and different
product.

content deals.

business.

While the Galxy platform has the potential for explosive growth, all of Invincible's business lines have seen increased revenues and performance driven by our core distribution and broadcast television businesses. The company as a whole is cashflow positive providing stable, reliable recurring revenues to support the overall organization and the growth of Galxy.

Invincible's leadership team has over 30 years of experience in the media and entertainment space, and close to 20 years of financial experience. We aren't just great operators we have the creative vision to bring Galxy to the fans and create a streaming experience unlike anything that has ever been done before.

Over the next few months our 1st priority is to make sure every fan knows that they they have a place in our Galxy that their voice can inspire and celebrate creators with a vision beyond the ordinary. That they are our partners in this journey, as are you, our investors. While your dollars are powerful, so is your voice, so we also humbly ask that whether you invest with us or not, share what we have created here and lets build a truly epic story together.





Join Invincible in rewriting the future of TV

Invincible's Galxy TV service is a game changer that we expect will forever change the streaming landscape for the better.